SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04017292

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SEC FILE NUMBER
8- 125226

8-65118

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 25 2004

REPORT FOR THE PERIOD BEGINNING January 01, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shareholder Services Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9845 Erma Road Suite 312
(No. and Street)

San Diego (City) California (State) 92131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mangan (858) 530-1031
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Mangan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shareholder Services Group, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of San Diego
Subscribed and sworn (or affirmed) to before me this 13th day of January, 2004

Birgitta Kalker
Notary Public

BIRGITTA KALKER
COMM. #1280633
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
OCTOBER 16, 2004

Peter Mangan
Signature

President / Chief Executive Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

<u>Independent Auditor's Report</u>

Board of Directors
Shareholders Service Group, Inc.

I have audited the accompanying statement of financial condition of Shareholders Service Group, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shareholders Service Group, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 27, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Shareholders Service Group, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	89,780
Clearing deposits		100,000
Marketable securities, at market value		1,884
Prepaid expenses		5,512
Furniture, fixtures, and equipment, net of $2,078 accumulated depreciation		20,022
Intangible assets, net of $4,028 accumulated amortization		36,248
Total assets	$	253,446

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	11,854
Payable to shareholders		6,290
Payroll taxes payable		5,477
Total liabilities		23,621

Stockholders' equity

Common Stock, no par value, 1,000,000 shares authorized, 148,188 issued and outstanding		148,188
Additional paid-in capital		181,637
Accumulated deficit		(100,000)
Total stockholders' equity		229,825
Total liabilities and stockholders' equity	$	253,446

The accompanying notes are an integral part of these financial statements.

Shareholders Service Group, Inc.
Statement of Operations
For the Year Ended December 31, 2003

Revenues	
Commissions income	$ 10,308
Dividends	3,563
Unrealized gain on marketable securities	375
Total revenues	14,246
Expenses	
Employee compensation and benefits	49,134
Commissions expense	6,508
Occupancy	7,333
Taxes, other than income taxes	4,166
Other operating expenses	46,609
Total expenses	113,750
Income (loss) before income taxes	(99,504)
Income tax provision	800
Net income (loss)	$ (100,304)

The accompanying notes are an integral part of these financial statements.

Shareholders Service Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, January 1, 2003	$ 100,000	$ –	$ 304	$ 100,304
Issuance of common stock	48,188	–	–	48,188
Issuance of additional paid-in capital	–	181,637	–	181,637
Net income (loss)	–	–	(100,304)	(100,304)
Balance, December 31, 2003	$ 148,188	$ 181,637	$ (100,000)	$ 229,825

The accompanying notes are an integral part of these financial statements.

Shareholders Service Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net income (loss)		$ (100,304)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 2,078	
Amortization	4,028	
Valuation of marketable securities to market	(375)	
(Increase) decrease in:		
Clearing deposits	(100,000)	
Prepaid expenses	(5,512)	
(Decrease) increase in:		
Accounts payable and accrued expenses	8,409	
Payable to shareholders	6,290	
Payroll taxes payable	5,477	
Income taxes payable	(800)	
Total adjustments		(80,404)
Net cash and cash equivalents used in operating activities		(180,709)
Cash flows from investing activities:		
Purchase of furniture, fixtures & equipment	(18,655)	
Purchase of intangible assets	(37,956)	
Purchase of marketable securities	(1,509)	
Net cash and cash equivalents used in investing activities		(58,120)
Cash flows from financing activities:		
Proceeds from issuance of common stock	48,188	
Proceeds from issuance of additional paid-in capital	181,637	
Net cash and cash equivalents provided by financing activities		229,825
Net increase in cash and cash equivalents		(9,004)
Cash and cash equivalents at beginning of year		98,784
Cash and cash equivalents at end of year		$ 89,780
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	
Income taxes	$ 1,600	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Shareholders Service Group, Inc. (the "Company"), was incorporated in the State of California on September 23, 2002 as Shareholder Services Group, Inc. The Company changed its name to Shareholders Service Group on May 7, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), and the Securities Investors Protection Corporation (SIPC).

The Company does not hold customer securities, and trades on a fully disclosed basis through Pershing, LLC. Commission income consists of security traders of buys and sells.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company's investment in marketable securities are held principally for the purpose of performing transaction demonstration. These securities are valued at market value on the balance sheet. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts.

Furniture, fixtures and equipment are stated at cost. The Company depreciates its furniture, fixtures and equipment using the straight line method of depreciation over the property and equipment's useful lives of five to seven years.

Commission income and expenses are recorded on trade date basis.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets consist of organization and pre-operating costs, and are being amortized on a straight-line basis over 60 months.

The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: FURNITURE, FIXTURES, AND EQUIPMENTS, NET

The furniture, fixtures, and equipment are recorded at cost.

		Depreciable Life Years
Furniture and fixtures	$ 1,221	7
Equipment	20,879	5
	22,100	
Less accumulated depreciation	(2,078)	
Furniture, fixtures, and equipment, net	$ 20,022	

Depreciation expense for the year ended December 31, 2003 was $2,078.

Note 3: INTANGIBLE ASSETS, NET

Intangible assets at December 31, 2003 are carried at cost and consist of the following

		Amortization Periods
Pre-operating costs	$ 38,756	5 years
Organization costs	1,520	5 years
	40,276	
Less accumulated amortization	(4,028)	
Organization costs, net	$ 36,248	

Amortization expense for the year ended December 31, 2003 was $4,028.

Note 4: · DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $100,000 with Pershing, LLC as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California franchise tax minimum of $800.

Note 6 RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 7,333

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $166,125 which was $116,125 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($23,621) to net capital was 0.14 to 1, which is less than the 8 to 1 maximum ratio allowed for a first year broker/dealer.

Shareholders Service Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital		
Stockholders' equity		
Common stock	$ 148,188	
Additional paid-in capital	181,637	
Accumulated deficit	(100,000)	
Total stockholder's equity		$ 229,825
Less: Non-allowable assets		
Intangible assets, net	(36,248)	
Furniture, fixtures & equipments, net	(20,022)	
Prepaid expenses	(5,512)	
Total non-allowable assets		(61,782)
Net capital before haircuts		168,043
Less: Haircuts and undue concentration		
Haircuts on money market account	(1,697)	
Haircuts on securities	(167)	
Haircuts on mutual funds	(54)	
Total haircuts and undue concentration		(1,918)
Net Capital		166,125
Computation of net capital requirements		
Minimum net capital requirements		
12.5 percent of net aggregate indebtedness	$ 2,953	
Minimum dollar net capital required	50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 116,125
Ratio of aggregate indebtedness to net capital	0.14: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 Report dated December 31, 2003

See independent auditor's report.

Shareholders Service Group, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirements is not applicable to Shareholders Service Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Shareholders Service Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Shareholders Service Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Shareholders Service Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Shareholders Service Group, Inc.

In planning and performing my audit of the financial statements of Shareholders Service Group, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Shareholders Service Group, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 27, 2004

Shareholders Service Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2003

CRD # 125226